UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170043

DIVISION OF
CORPORATION FINANCE

January 6, 2017

Tiffany R. Benjamin
Eli Lilly and Company
benjamin_tiffany_r@lilly.com

Re: Eli Lilly and Company
Incoming letter dated December 16, 2016

Dear Ms. Benjamin:

This is in response to your letter dated December 16, 2016 concerning the shareholder proposal submitted to Lilly by Fred Pfenninger. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Fred Pfenninger
fred@indianacollections.com

January 6, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eli Lilly and Company
Incoming letter dated December 16, 2016

The proposal relates to company support on a specific matter.

There appears to be some basis for your view that Lilly may exclude the proposal under rule 14a-8(e)(2) because Lilly received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Lilly omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

December 16, 2016

Eli Lilly and Company

Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.
+1.317.276.2000
www.lilly.com

VIA E-MAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of Fred Pfenninger

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Eli Lilly & Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Fred Pfenninger (the "Proponent").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter to the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the proposal from the 2017 proxy materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

The Proposal may be Excluded under Rule 14a-8(e)(2) because the Proponent Failed to Submit the Proposal to the Company's Principal Executive Offices Prior to the Deadline

Under Rule 14a-(8)(e)(2), a company must receive a shareholder proposal for inclusion in its proxy statement at its principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Here, the anniversary of the release date for the Company's 2016 proxy materials will be March 21, 2017, which results in a due date of November 21, 2016 for shareholder proposals to be included the Company's 2017 Proxy Materials. This was disclosed in the Company's 2016 proxy materials, which stated "If a shareholder wishes to have a proposal considered for inclusion in next year's proxy statement, he or she must submit the proposal in writing so that we receive it **by November 21, 2016.** (emphasis added)."

The November 21, 2016 date was calculated pursuant to the guidelines under Rule 14a-(e)(2) and meets the requirements therein. The Company did not receive the Proposal at its principal executive offices until December 2, 2016, over a week past the Company's shareholder proposal deadline.

We respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-(e)(2) because the Proposal was received at its principal executive offices after the deadline for submitting proposals had passed.

Factual Background

On December 2, 2016, the company received a letter from Proponent (attached hereto as Exhibit A) that included the Proposal for inclusion in the Company's 2017 proxy materials._Although the letter was not received by the Company until December 2, 1016, the letter was attached to copies of two separate fax transmission reports showing two purported fax transmissions on November 21, 2016 – one sent to "Fax Server" and the other to the fax number (317) 926-4431. The Company had no prior record of either fax transmission.

Upon review, the Company traced the fax number included one of the fax transmissions ((317) 926-4431) to the Lilly Endowment, Inc., an Indianapolis-based, private philanthropic foundation created in 1937 by three members of the Lilly family. The Lilly Endowment is a separate legal entity from the Company and is completely independent of the Company.

The other fax transmission report shows that a fax was sent to "Fax Server" on November 21, 2016. Upon a review of the Company's corporate fax servers, the Company could find no record of its servers receiving a fax from the Proponent during the relevant time period.

Failure to Deliver the Proposal to the Principal Executive Offices Prior to the Deadline Should Permit Exclusion

As the Staff indicated in *Division of Corporate Finance: Staff Legal Bulletin No. 14-- Shareholder Proposals* (Jul. 13, 2001) a shareholder proposal "must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement." In line with this guidance, the Staff has consistently permitted companies to exclude proposals that are received at those companies' principal executive offices after the deadline for submitting shareholder proposals. *See e.g. Dominion Resources Inc.* (Mar. 2,

2005) (proposal excludable when received at principal executive offices two months after published deadline); *Acutant Corporation* (Nov. 26, 2003) (proposal excludable when received at principal executive offices three months after published deadline).

In fact, the Staff has frequently taken the position that a company can exclude from its proxy materials any shareholder proposal that is not submitted to the company's principal executive offices before the deadline for shareholder proposals - even if the proposal is submitted to other locations or departments within the company prior to the deadline. *See e.g., Hess Corporation* (Mar. 19, 2012) (granting relief under Rule 14a-8(e) where the proponent purportedly sent the proposal prior to the Rule 14a-8 deadline (i) to a number that was not associated with a fax machine that could accept facsimile transmissions, (ii) to a fax machine in one of the company's divisions, and (iii) to an email address in the company's Investor Relations department, instead of to the Company's principal executive offices); *Xerox Corporation* (May. 2, 2005) (proposal excludable when submitted to one of several fax numbers in the company's treasury department and not the address identified in the company's proxy materials for the submission of shareholder proposals); *The DIRECTV Group, Inc.* (Mar. 23, 2005) (proposal received after the deadline because the shareholder sent it to the communications department of a subsidiary, not the company's principal executive offices); *Intel Corporation* (Mar. 5, 2004) (proposal excludable when received after the deadline because proponent sent it to the company's engineering department, not its principal executive offices).

Moreover, a factual or good faith error on the part of the proponent when submitting a proposal will not excuse a shareholder's failure to timely submit a proposal. *See The Coca Cola Company* (Jan. 11, 2001) (proposal excludable when proponent e-mailed it to the company's transfer agent's address listed on Coca Cola's website, even when transmission routed to the company after the deadline); *Datastream* (Mar. 9, 2005) (proposal excludable when received after deadline because of delays with United Parcel Service's delivery caused by a snowstorm); *Walgreen Co.* (Oct. 8, 2004) (proposal excludable when shareholder relied on a number listed as the corporate headquarters' fax number on each of yahoo.com, forbes.com, investorsedge.com, investor.news.com, buyandhold.com and globalstock.ru, when such number was actually a phone number of an employee at the corporate headquarters).

Here, based upon the evidence submitted by the Proponent, it appears that one fax transmission was sent to the Lilly Endowment on November 21, 2016 and another was sent an unidentified fax server. The Lilly Endowment is a separate legal entity from the Company. In addition, the Company has found no evidence to suggest that the unidentified "Fax Server" can be traced back to its principal executive offices or any other Company fax server. The Company was only made aware of the Proposal upon receipt of the Proponent's letter on December 2, 2016. Accordingly, the Company believes that it may properly exclude the Proposal.

As the defect in the Proposal cannot be cured, the Company has not provided Proponent notice and an opportunity to cure this defect, as Rule 14a-8(f) requires for defects that cannot be remedied.

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, or should you require any additional information in support of our position, we would welcome the opportunity to discuss these matters with you as you prepare your response.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Keir Gumbs at kgumbs@cov.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (317) 433-2588 or Keir at (202) 662-5500.

Sincerely,

Tiffany R. Benjamin
Assistant Corporate Secretary
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.

Exhibit A

Pfenninger & Associates **Attorneys At Law**
9247 North Meridian Street, Suite 219, Indianapolis, IN 46260-1976
Telephone: (317) 848-7500 / Fax: (317) 816-9400
Toll Free: 800-328-7285 / AT&T Cell: (317) 332-7057
Email: fred@indianacollections.com

DEC 2 - 2016

November 21, 2016

COPY

FAXED 11/21/16

Corporate Secretary
Eli Lilly & Company
Lilly Corporate Center
Indianapolis, IN 26285

Re: Shareholder Proposal for next year's proxy statement

Dear Sir or Madam:

Accompanying this letter is my shareholder proposal for inclusion in the Eli Lilly & Co. proxy statement. I am a former Diversification Analyst for Eli Lilly & Co. I joined the company after graduating from the University of Michigan Law School and then the Harvard Business School. I own not less than $6,000 to $7,000 in fair market value of shares of common stock in Eli Lilly & Co. I have owed that stock for more than one year. I will continuously hold that common stock until after the date of the next annual meeting of shareholders of Eli Lilly & Co. In 2017.

Sincerely,

Fred Pfenninger

PFP/ng
PFP/Misc/ ltr to Eli Lilly & Co. 101016

SCANNED 1503003 CLS/PFP

Fred Pfenninger, 9247 N. Meridian Street, Suite 219, Indianapolis, IN, beneficial owner of 79 shares, has submitted the following proposal:

RESOLVED: The proponent requests that the Company announce its support for the descheduling of cannabis.

Supporting Statement:

Eli Lilly, who was the Third President of Lilly from 1932 to 1948, graduated from the Philadelphia College of Pharmacy in 1907 and wrote his Doctoral Thesis on "The Comparative Physiological Effects of Several Varieties of Cannabis Sativa." Lilly was a world leader in cannabis based pharmaceutical products in the early 1900s. Lilly sold 23 different cannabis entries in its medical catalog in 1935 before the 1937 Marijuana Tax Act and Reefer Madness halted sales. Parke Davis worked with Lilly to create its own strain Cannabis Americana which Lilly grew in Greenfield, Indiana.

Federal prohibitions outlawing cannabis recreational, industrial and therapeutic use were first imposed by Congress under the Marijuana Tax Act of 1937 and later reaffirmed by federal lawmakers' decision to "temporarily" classify marijuana as well as the plant's organic compounds known as cannabinoids as a Schedule I substance under the Controlled Substances Act of 1970. This classification, which categorizes the plant by statute alongside heroin, defines cannabis and its cannabinoids as possessing a high potential for abuse, no currently accepted medical use and a lack of accepted safety for the use of the drug.

The Controlled Substances Act called for the creation of a special federal commission appointed by Congress and President Nixon to study all aspects of cannabis and report their findings. After 2 years of scientific study the National Commission on Marijuana and Drug Abuse ("Schafer Commission") report "Marijuana: A Signal of Misunderstanding" reported that there was little proven danger of physical or psychological harm, it does not lead to physical dependence, it is not a gateway drug, and no one should go to jail for the private possession of cannabis.

Despite the US Government's nearly century long prohibition of the plant, cannabis is one of the most investigated therapeutically active substances in history. To date there are approximately 22,000 published studies or reviews in the scientific literature referencing the cannabis plant and its cannabinoids, nearly half of which were published within 10 years according to a key work search on the search engine PubMed Central.

The late 1980s discovery of the endogenous cannabinoid system, with specific receptors and ligands, has progressed our understanding of the therapeutic actions of cannabis. The cannabinoid system evolved with our species and is intricately involved in normal physiology -control of movement; pain, reproduction, memory, appetite.

Cannabis oil kills cancer, prevents and reverses dementia, prevents epileptic seizures, and extends longevity among other things. Cannabis is the most medicinal plant on the planet.

PFP/Misc/ ltr to Eli Lilly & Co. 112116

Transmission Report

Date/Time	11-21-2016	06:41:43 p.m.	Transmit Header Text	
Local ID 1	3178169400		Local Name 1	Pfenninger &Associates

This document : Confirmed
(reduced sample and details below)
Document size : 8.5"x11"

Pfenninger & Associates **Attorneys At Law**
9247 North Meridian Street, Suite 219, Indianapolis, IN 46260-1976
Telephone: (317) 848-7500 / Fax: (317) 816-9400
Toll Free: 800-328-7285 / AT&T Cell: (317) 332-7057
Email: fred@indianacollections.com

November 21, 2016

Corporate Secretary
Eli Lilly & Company
Lilly Corporate Center
Indianapolis, IN 26285

Re: Shareholder Proposal for next year's proxy statement

Dear Sir or Madam:

Accompanying this letter is my shareholder proposal for inclusion in the Eli Lilly & Co. proxy statement. I am a former Diversification Analyst for Eli Lilly & Co. I joined the company after graduating from the University of Michigan Law School and then the Harvard Business School. I own not less than $6,000 to $7,000 in fair market value of shares of common stock in Eli Lilly & Co. I have owed that stock for more than one year. I will continuously hold that common stock until after the date of the next annual meeting of shareholders of Eli Lilly & Co. In 2017.

Sincerely,

Fred Pfenninger

PFP/ng
PFP/Misc/ ltr to Eli Lilly & Co. 101016

Total Pages Scanned : 3 Total Pages Confirmed : 3

No.	Job	Remote Station	Start Time	Duration	Pages	Line	Mode	Job Type	Results
001	243	+13179264431	06:39:32 p.m. 11-21-2016	00:01:48	3/3	1	G3	HS	CP14400

Abbreviations:

HS: Host send	PL: Polled local	MP: Mailbox print	CP: Completed	TS: Terminated by system
HR: Host receive	PR: Polled remote	RP: Report	FA: Fail	G3: Group 3
WS: Waiting send	MS: Mailbox save	FF: Fax Forward	TU: Terminated by user	EC: Error Correct

Transmission Report

Date/Time	11-21-2016	06:16:44 p.m.	Transmit Header Text	
Local ID 1	3178169400		Local Name 1	Pfenninger &Associates

This document : Confirmed
(reduced sample and details below)
Document size : 8.5"x11"

Pfenninger & Associates **Attorneys At Law**

9247 North Meridian Street, Suite 219, Indianapolis, IN 46260-1976
Telephone: (317) 848-7500 / Fax: (317) 816-9400
Toll Free: 800-328-7285 / AT&T Cell: (317) 332-7057
Email: fred@indianacollections.com

November 21, 2016

Corporate Secretary
Eli Lilly & Company
Lilly Corporate Center
Indianapolis, IN 26285

Re: Shareholder Proposal for next year's proxy statement

Dear Sir or Madam:

Accompanying this letter is my shareholder proposal for inclusion in the Eli Lilly & Co. proxy statement. I am a former Diversification Analyst for Eli Lilly & Co. I joined the company after graduating from the University of Michigan Law School and then the Harvard Business School. I own not less than $6,000 to $7,000 in fair market value of shares of common stock in Eli Lilly & Co. I have owed that stock for more than one year. I will continuously hold that common stock until after the date of the next annual meeting of shareholders of Eli Lilly & Co. In 2017.

Sincerely,

Fred Pfenninger

PFP/ng
PFP/Misc/ ltr to Eli Lilly & Co. 101016

Total Pages Scanned : 3 Total Pages Confirmed : 3

No.	Job	Remote Station	Start Time	Duration	Pages	Line	Mode	Job Type	Results
001	241	Fax Server	06:15:13 p.m. 11-21-2016	00:01:11	3/3	1	EC	HS	CP14400

Abbreviations:

HS: Host send	PL: Polled local	MP: Mailbox print	CP: Completed	TS: Terminated by system
HR: Host receive	PR: Polled remote	RP: Report	FA: Fail	G3: Group 3
WS: Waiting send	MS: Mailbox save	FF: Fax Forward	TU: Terminated by user	EC: Error Correct